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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2005

                        Commission File Number 333-101591

                          GERDAU AMERISTEEL CORPORATION

                              5100 W. Lemon Street
                                   Suite 3100
                                 Tampa, Florida
                                      33609

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
     Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                  EXHIBIT LIST

Exhibit        Description
-------        -----------

 99.1          Press Release, dated May 3, 2005

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 3, 2005


                                     GERDAU AMERISTEEL CORPORATION


                                     By: /s/ Robert E. Lewis
                                         ---------------------------------------
                                         Name: Robert E. Lewis
                                         Title:  Vice-President, General Counsel
                                         and Corporate Secretary